UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grève
L-1643, Luxembourg

Grand Duchy of Luxembourg
Tel: +35226258274
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CORPORACIÓN AMÉRICA AIRPORTS S.A.

Corporación América Airports S.A. (the “Company”) announces that its annual general meeting of shareholders (the “Meeting”) is to be held on Wednesday, May 20, 2020. In accordance with Luxembourg regulation and in light of the extraordinary circumstances surrounding the Covid-19 pandemic crisis, the Company has decided to hold the Meeting without participants being physically present. Therefore, any shareholder, wishing to participate and vote at the Meeting, must choose between: (i) participate and vote by correspondence (proxy card), or (ii) participate and vote by representation by a designated attorney-in-fact.

The record date for the determination of shareholders entitled to vote at the Meeting is April 20, 2020. The Convening Notice to the Meeting and the proxy card for use in connection with the Meeting are attached hereto as Exhibit 99.1 and 99.2, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2020

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Head of Legal

By:	/s/ Raúl Guillermo Francos
Name: Raúl Guillermo Francos
Title: Chief Financial Officer

Exhibit No.	Description

99.1	Convening Notice and proxy card for the Annual General Meeting of Shareholders of Corporación América Airports S.A.

99.2	Form of Proxy Card for the Annual General Meeting of Shareholders of Corporación América Airports S.A.